April 4, 2006

Mail Stop 6010

Harold A. Yount, Jr.
President
Fleurs De Vie, Inc.
206 East Roosevelt
Boerne, TX 78006

      Re: **Fleurs De Vie, Inc.**
              Amendment No.1 to Registration Statement on Form SB-2
              Filed March 21, 2006
              File No. 333-131084

Dear Mr. Yount:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Events, page 20

1. We note your response to prior comment 22. However, please remove the Loev Corporate Filings website address.

Shares Available for Future Sale, page 25

2. We note your response to prior comment 27. The purpose of our prior comment was to understand why you believe the volume limitations of Rule 144 are applicable when the shares in question are being registered for resale. If you choose to register for resale the 50,000 shares held by Loev Corporate Filings,

please either remove the references to the volume limitations of Rule 144 or describe the specific circumstances under which Loev Corporate Filings would need to comply with such limitations.

Legal Matters, page 30

3. We note your response to prior comment 32 and reissue the comment. Please revise to provide a risk factor that prominently discloses Mr. Love's interests and discuss the risks associated with any actual <u>or perceived</u> conflicts of interest that may arise from the fact that Mr. Loev owns approximately 40% of your outstanding shares.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Dennis Hult at (202) 551-3618 or in his absence, Jay Webb at (202) 551-3503 if you have questions regarding comments on the financial statements and related matters. Please contact Adélaja Heyliger at (202) 551-3636 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: David M. Loev, Esq.
        David M. Loev, Attorney at Law
        713.524.4122